NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andy Tucker T: 202.689.2987 Andy.Tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

December 13, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Tracey Houser
Daniel Crawford

RE:	Aesther Healthcare Acquisition Corp.
Amendment No 2. to Preliminary Proxy Statement on Schedule 14A
Filed November 22, 2022
File No. 001-40793

Ladies and Gentlemen:

On behalf of Aesther Healthcare Acquisition Corp. (the “Company”), we are hereby responding to the letter dated December 7, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed on November 22, 2022 (the “Proxy Statement”). In response to the Comment Letter and to update certain information in the Proxy Statement, the Company is submitting its Amendment No. 3 to the Proxy Statement (the “Amended Proxy Statement”) with the Commission today.

Capitalized terms used but not defined in this letter have the meanings as defined in the Amended Proxy Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed November 22, 2022 General

1.	We note your response to comment 1 and we reissue it. We do not believe that your reliance on Rule 14e-5(b)(7) with respect to the Vellar agreement is warranted as the agreement was entered on the same day as the announcement of the merger agreement. The Meteora agreement would not be compliant with Rule 14e-5; while you appear to rely on the interpretation in Tender Offers and Schedules CDI 166.01, that interpretation requires the repurchase of subject securities to be at a price no higher than the price offered through the SPAC redemption process. In this case, the issuance of shares to Meteora would constitute consideration for the subject securities and thus the price being paid would be higher than the price offered through the SPAC redemption process.

Response: The Company acknowledges the Staff’s comment and has revised the sections in the Amended Proxy Statement in which the Vellar Backstop Agreement is referenced to reflect that the Vellar Backstop Agreement was executed one day prior to the execution of the announcement of the merger agreement. As discussed with the Staff on Friday, December 9, 2022, the Vellar agreement was entered into prior to the execution of the Business Combination Agreement, and it was a requirement to the execution of the Business Combination Agreement that the Vellar Backstop Agreement was in place. As discussed, Rule 14(e)-5 only requires that the Vellar agreement be entered into prior to the commencement of the tender offer period, which is when the transaction is announced.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

December 13, 2022 Page 2

Based on our discussions, there is no way to amend the Meteora Backstop Agreement to bring it into compliance with Rule 14(e)-5, accordingly, the Meteora Backstop Agreement was terminated effective as of December 12, 2022, and the Amended Proxy Statement was updated to reflect that. We have retained the language that the agreement was entered into, removed the disclosures about the terms of the agreement and inserted language that it was terminated without any shares being purchased. In addition, all references to the Meteora agreement in the pro-formas has been removed. We did not show alternative scenarios with and without Meteora because we believed it would be confusing to investors to reflect an agreement that is not going to have any effect on them.

Summary of the Proxy Statement, page 18

2.	We note your response to comment 4 and reissue in part. Your revised disclosure states New Ocean Biomedical would be obligated to pay Meteora $51,200,000 (4,000,000 shares times the redemption price, which you estimate to be around $10.30). The product of 4,000,000 and $10.30 does not equal $51,200,000. Please revise or otherwise advise. Also, in this discussion of the total amount New Ocean Biomedical may have to pay Meteora at maturity, disclose New Ocean Biomedical would pay Meteora an additional 1,000,000 shares of common stock by paying the redemption price for the shares while Meteora would retain the shares.

Response: As discussed with the Staff, this comment is not addressed because of the termination of the Meteora agreement.

Extension Share Award, page 38

3.	We note your disclosures that a portion of the extension share award is to repay the loan by the Sponsors for obtaining one extension to complete the business combination. We further note the adjustment to cash reflected in the pro forma balance sheet as referenced by footnote (10) on page 42. Please reflect the extension share award in your pro forma balance sheet and address the inconsistency with the adjustment to cash as referenced in footnote (10) to the pro forma balance sheet.

Response: The Company acknowledges the Staff’s comment and has made the requested changes on pages 40-42. Please be advised that the extension shares to which the Sponsor would be entitled were adjusted pursuant to an amendment to the merger agreement, which is attached to Annex A of the Amended Proxy Statement. The Staff should also note that Footnote (10) was changed to Footnote (7), which was amended as follows:

(7) Reflects the repayment of the Extension Loans to Aesther Healthcare Sponsor, LLC of $2.1 million, payment of Second Extension amount by Aesther Healthcare Sponsor, LLC to the trust account of $1.05 Million and creation of corresponding loan payable of $1.05 million and issuance of extension shares per the below calculation.

		Number of Shares	Total		Total Extension
	Amount of Loan	Per loan Dollar	Extension Shares	Per Share Value	Share Valuation
First Extension September 17, 2022	$1,050,000	0.25	262,500	$10.00	$2,625,000
Second Extension December 17, 2022	$1,050,000	1.05	1,102,500	$10.00	$11,025,000
	$2,100,000		1,365,000		$13,650,000

December 13, 2022

4.	Please expand your disclosures regarding the additional 500,000 in shares to be issued to the Sponsors to clearly state that the Sponsors are receiving an additional $5 million in shares along with the reason for the issuance of the additional shares. Revise your pro forma financial statements to reflect the accounting for the issuance of these additional shares that relate to the repayment of the loan from the Sponsors.

Response: The Company acknowledges the Staff’s comment and has made the requested changes on pages 41 and 42. Please also be advised that pursuant to an amendment to the merger agreement, a copy of which was attached to the Form 8-K filed by the Company on December 8, 2022, the extension shares to which the Sponsor would be entitled were amended. The Following is the disclosure for the Pro Forma Income Statement:

(dd) Represents the amount of the value of the extension shares of $13.6 million shown as Loss on Extinguishment of Debt. See Footnote (7). Under the maximum redemption scenario, the conditions are not met for the close of the business combination, the extension shares would not be issued and so no amount is shown for them.

Unaudited Pro Forma Condensed Combined Financial Information Earnout Shares, page 38

5.	We reissue prior comment 8 in requesting that you please expand your disclosure to include a discussion of the material terms for the Earnout Shares along with your intended accounting for this portion of the merger consideration to both Ocean Biomedical and Sponsor recipients. Revise your pro forma financial statements and notes to include the accounting for the earnout shares based on your analysis of the material terms and the relevant accounting guidance. As part of your response, provide us with your assessment of the material terms for each type of recipient along with your consideration of the guidance in ASC 480 and ASC 815-40 or ASC 718 for any employee.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 37 of Amendment No. 3 to include the requested disclosures related to the Earnout Shares to explain the proposed accounting for the Earnout Shares. Please see below for the Staff’s consideration a detailed explanation of the considerations undertaken in determining the accounting treatment for the Earnout Shares.

The following U.S. GAAP requirements were considered in accounting for the earnouts:

-ASC 718, Compensation – Stock Compensation (“ASC 718”);

-ASC 480, Distinguishing Liabilities from Equity (“ASC 480”);

-ASC 815, Derivatives and Hedging, (“ASC 815”); and

The merger will be accounted for as a reverse recapitalization, which is, in substance, a capital transaction rather than a business combination. That is, the transaction is equivalent to the issuance of shares by New Ocean Biomedical, Inc., (i.e., a private operating company) for the net monetary assets of the Company (i.e., a public shell company) accompanied by a recapitalization.

Up to 19 million shares will be issued to Ocean Biomedical Stockholders (pre-merger) and up to 3 million shares will be issued to the Sponsor if any of the following conditions are met during the thirty-six month period beginning on the closing of the merger and ending three years after the closing of the merger (the “Earn Out Period”). Ocean Biomedical Stockholders shall have the contingent right to receive up to an aggregate maximum of 19,000,000 shares of Purchaser Common Stock (subject to adjustment for share splits, share dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted) (the “Earnout Shares”), as additional consideration from the Purchaser based on the performance of the Purchaser Common Stock, as follows:

(i) In the event that the VWAP of the Purchaser Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) (the “First Share Price Target”) for twenty (20) out of any thirty (30) consecutive Trading Days during the period beginning on the Closing Date and ending on the 36-month anniversary of the Closing Date (such period the “Earnout Period”), then, subject to the terms and conditions of this Agreement, the Purchaser shall issue to each of the Company Stockholders such Company Stockholder’s Pro Rata Share of 5,000,000 Earnout Shares and the Sponsor shall be issued 1,000,000 Earnout Shares (the “First Earnout Share Payment”).

(ii) In the event that the VWAP of the Purchaser Common Stock equals or exceeds $17.50 per share (as adjusted for stock splits, stock dividends, combinations, reorganizations and recapitalizations) (the “Second Share Price Target”) for twenty (20) out of any thirty (30) consecutive Trading Days during the Earnout Period, the Purchaser shall issue to each of the Company Stockholders such Company Stockholder’s Pro Rata Share of 7,000,000 Earnout Shares and the Sponsor shall be issued 1,000,000 Earnout Shares (the “Second Earnout Share Payment”).

(iii) In the event that the VWAP of the Purchaser Common Stock equals or exceeds $20.00 per share (as adjusted for stock splits, stock dividends, combinations, reorganizations and recapitalizations) (the “Third Share Price Target”, and together with the First Share Price Target and the Second Share Price Target, the “Share Price Targets”) for twenty (20) out of any thirty (30) consecutive Trading Days during the Earnout Period, the Purchaser shall issue to each of the Company Stockholders such Company Stockholder’s Pro Rata Share of 7,000,000 shares of Purchaser Common Stock and the Sponsor shall be issued 1,000,000 Earnout Shares (the “Third Earnout Share Payment”, and together with the First Earnout Share Payment and the Second Earnout Share Payment, the “Earnout Share Payments”).

December 13, 2022

Both the number of Earn-Out Shares and the price per share is subject to adjustment to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the common stock (i.e., dilutive activities).

The accounting for the Earnout Shares was first evaluated under ASC 718 to determine if the arrangement represents a share-based payment arrangement. Because the Earnout Shares are issued to all of Ocean Biomedical’s Shareholders (before the merger) and the Sponsor and there are no service conditions nor any requirement of the participants to provide goods or services, we determined that the Earnout Shares are not within the scope of ASC 718. In reaching this conclusion, we focused on the fact that the Earnout Shares are not provided to any holder of options or unvested stock but rather the arrangement is provided only to vested equity holders.

Next, the Company determined that the Earnout Shares represent a freestanding equity-linked financial instrument to be evaluated under ASC 480 and ASC 815-40.

Ocean Biomedical evaluated the three types of freestanding financial instruments that require liability classification under ASC 480 as follows:

-Mandatorily redeemable financial instruments: The Company concluded that the Earnout Shares do not represent a liability under ASC 480-10-25-4 through 25-7 because they are not in the form of outstanding shares subject to redemption for cash or other assets upon the occurrence of an event that is certain to occur.

-Obligation to repurchase equity shares: The Company concluded that the Earnout Shares do not embody an obligation to repurchase equity shares by transferring assets under ASC 480-10-25-8 because the arrangement is only settleable in common stock that is redeemable only upon a final liquidation.

-Variable share-settled obligation: The Earnout Shares are not issuable based on a fixed monetary amount known at inception, do not involve variations in something other than the fair value of the Company’s equity shares nor variations inversely related to the fair value of the Company’s equity shares. Therefore, the Company concluded that the Earnout Shares do not represent a liability under ASC 480-10-25-14.

Based upon the analysis above, the Company concluded that the Earnout Shares should not be classified as a liability under ASC 480.

It was next evaluated whether the Earnout Share arrangement, which meets the definition of a derivative instrument pursuant to ASC 815, qualifies for the scope exception in ASC 815-10-15-74(a), which states that a reporting entity shall not consider contracts that are both (a) indexed to an entity’s own stock and (b) classified in stockholders’ equity in its statement of financial position to be derivative instruments. This analysis was performed in accordance with the guidance in ASC 815-40.

Under ASC 815-40, an entity must first evaluate whether an equity-linked instrument is considered indexed to the reporting entity’s stock. This analysis, which is performed under ASC 815-40-15, is a two-step test that includes evaluation of both exercise contingencies and settlement provisions. The Earnout Share arrangement contains contingencies – the daily volume weighted average stock price on the basis of a specific price per share. The contingency is based on an observable market or an observable index other than one based on the Company’s stock. With respect to settlement provisions, the number of Earn Out Shares is adjusted only for dilutive activities, which are an input into the pricing of a fixed-for-fixed option on equity shares under ASC 815-40-15-7E(c). It is important to note that, in absence of dilutive activities, there will be either zero or 19 million shares issuable under the Earnout Share arrangement; therefore, the triggering events for issuance of shares is only an exercise contingency to be evaluated under step 1 of ASC 815-40-15.

We next considered the equity classification conditions in ASC 815-40-25 and concluded that all of them were met. Therefore, the Earnout Share arrangement is appropriately classified in equity.

As the merger is accounted for as a reverse recapitalization, the fair value of the Earnout Share arrangement as of the merger date will be accounted for as an equity transaction (as a deemed dividend) as of the closing date of the merger.

2. Adjustments to Unaudited Pro Forma Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 39

December 13, 2022

6.	For footnote (1), please show the calculation of the adjustment amount to cash and cash equivalents for each scenario other than for scenarios 1 and 7. In this regard, the assumption of 25%, 75% and 100% redemption by the AREA public shareholders should be reflected with an offset for the assumed shares acquired by Vellar and/or Meteora under the corresponding Backstop Agreements for scenarios 2, 3 and 4.

Response: The Company acknowledges the Staff’s comment and has made the requested changes on pages 40-41. As mentioned above, the Meteora Backstop Agreement has been terminated and the Amended Proxy Statement has been updated to reflect that. The Staff should also note that Footnote (1) has been expanded to include previous footnotes (1) – (4). The Company respectfully requests the Staff see the chart on page 41 which includes all adjustments and calculations for Vellar Shares purchased and payments. Included in the footnote is a detailed chart which reflects the redemption of 25%, 75% and 100% by the AHAC public shareholders and the offset for the assumed shares acquired by Vellar under the corresponding Backstop Agreements for scenarios 2, 3 and 4, including the associated liability.

The following is the additional language added to Footnote (1):

The amount of cash payment made to Vellar as a prepayment for the purchase of shares prior to closing under each of the scenarios.

Scenario 1 - No Redemptions - Vellar does not exercise their right to purchase AHAC shares under the Vellar Backstop Agreement, so we do not receive any proceeds from the Vellar Backstop Agreement nor incur any liability related to the Vellar Backstop Agreement. $109.6 million is delivered to the Company from the Trust.

Scenario 2 - Low Redemptions Vellar purchases 2,625,000 shares, in the aggregate, under the Vellar Backstop Agreement. This assumes Vellar is able to purchase the shares prior to Closing but unable to sell the shares on the Closing date and no proceeds are received by us. $109.6 million is delivered to the Company from the Trust. Cash delivered at Closing to Vellar by us would be approximately $27.4 million. Our forward purchase liability for unsold shares at maturity to Vellar is $6.5 million (i.e. 2,625,000 shares unsold at the reporting date x $2.50).

Scenario 3 - High Redemptions – Vellar purchases 3,375,000 shares under the Vellar Backstop Agreement. This assumes Vellar is able to purchase shares prior to Closing (not to exceed 9.9%) but unable to sell the shares on the Closing date and no proceeds are received by us. $62.6 million is delivered to the Company from the Trust. Cash delivered at Closing to Vellar by us would be approximately $35.2 million. Our forward purchase liability for unsold shares to Vellar is $8.4 million at maturity (i.e. 3,375,000 shares unsold at reporting date x $2.50).

Scenario 4 – Maximum Redemptions – Vellar purchases 3,075,000 under the Vellar Backstop Agreement. This assumes Vellar is able to purchase shares prior to Closing (not to exceed 9.9%) but unable to sell the shares on the Closing date and no proceeds are available. $32.1 million is delivered to the Company from the Trust. Cash delivered at Closing to Vellar by us would be approximately $32.1 million. Our forward purchase liability for unsold shares to Vellar is $7.7 million at maturity (i.e. 3,075,000 shares unsold at reporting date x $2.50).

There is no guarantee that Vellar will purchase any shares as represented in the above scenarios. If Vellar hold shares on the date of Closing this would mean we will deliver cash to Vellar at Closing and incur a liability to potentially repurchase the shares up to three years following the Closing.

Scenario 5 - Low Redemptions – No shares are purchased under the Vellar Backstop Agreement. $82.1 million is delivered to the Company from the Trust.

Scenario 6 - High Redemptions – No shares are purchased under the Vellar Backstop Agreement. $27.4 million is delivered to the Company from the Trust.

Scenario 7 - Maximum Redemptions – No shares are purchased under the Vellar Backstop Agreement. No money is delivered to the Company from the Trust.

Reflects the reclassification of AHAC Class A common stock subject to possible redemption to permanent equity assuming conversion of 10,500,000 shares of Class A common stock into shares of New Ocean Biomedical common stock on a one-to-one basis. This amount is approximately $109.6 Million.

7.	For footnote (2), please address each of the following:

a.	For the Meteora Backstop Agreement, clarify whether the 1 million shares Meteora is entitled to at the maturity of the agreement is earned by Meteora regardless as to whether Meteora acquires zero or 4 million shares of AHAC Class A common stock. In this regard, we note your disclosures on page 32 in which 1,000,000 shares to Meteora are reflected as potential sources of dilution under all seven scenarios provided, even though Meteora only acquires shares under scenarios 2, 3 and 4. For those scenarios in which Meteora does not acquire any shares under the Backstop Agreement, tell us the specific authoritative literature that supports reflecting the 1 million shares to be paid to Meteora at maturity as an equity transaction.

Response: The Company acknowledges the Staff’s comment. As mentioned above, the Meteora Backstop Agreement has been terminated and the Amended Proxy Statement has been updated to reflect that and no changes have been made in response to this comment.

December 13, 2022

b.	In the penultimate paragraph on page 40, you state, “In addition, at the maturity date, Meteora will be entitled to 1,000,000 shares of New Ocean Biomedical common stock.” Towards the end of this paragraph, you also state, “In addition, at the maturity date AHAC will pay Meteora 1,000,000 shares.” Please revise this paragraph to clearly state exactly how many shares Meteora is entitled to at the maturity of the Backstop Agreement —1 million or 2 million — and under what circumstances the total number of shares will be earned by Meteora. To the extent that the total number of shares earned at maturity varies depending on the actual number of shares acquired under the Backstop Agreement, clearly disclose this.

Response: The Company acknowledges the Staff’s comment. As mentioned above, the Meteora Backstop Agreement has been terminated and the Amended Proxy Statement has been updated to reflect that and no changes have been made in response to this comment.

c.	For scenarios 2, 3 and 4, provide your calculation for the adjustment to recognize the liability for the Backstop Agreements, along with a discussion of the material assumptions and estimates made. Refer to your disclosures under footnote (3). Explain to us why you have not recognized the value of the 1,000,000 shares Meteora is entitled as part of the liability for the Backstop Agreements in the pro forma balance sheet

Response: The Company acknowledges the Staff’s comment. As mentioned above, the Meteora Backstop Agreement has been terminated and the Amended Proxy Statement has been updated to reflect that and no changes have been made in response to this comment.

8.	For footnote (5), please revise the last sentence to provide more specific qualitative and quantitative details about the loans due the sponsor and other accounts payable referenced and what specifically would need to occur for these amounts to be paid or not be paid in connection with this transaction.

Response: The Company acknowledges the Staff’s comment and has made the requested changes on page 41. The Staff should also note that Footnote (5) was changed to Footnote (2), which was amended as follows:

(2) Represents estimated direct and incremental transaction costs incurred by AHAC and Ocean Biomedical related to the Business Combination. The deferred acquisition costs are reflected as a reduction of additional paid in capital as the amounts would be capitalized and deferred in the amount of $1.02 Million. Also, includes the deferred commissions payable at closing to the underwriter of $3.15 Million. This adjustment also reflects the payment of $0.3 million in accrued expenses recognized by AHAC related to a contemplated business combination, these relate to the transaction costs incurred by AHAC during the nine month period ending September 30, 2022, including, but not limited to, advisory fees, legal fees, and registration fees. Under Scenario 4 and 7, assuming maximum redemptions, there would be insufficient cash to make the foregoing payments and the Business Combination would not close and loans due the sponsor for the extension of the deadline to complete an initial business combination of $2.1 million, other accounts payable at September 30, 2022 of $181,000 and accrued expenses of $860,000 would not be paid.

December 13, 2022

9.	We reissue prior comment 15. Please expand footnote (6) to provide the calculation for the adjusted number of shares Ocean Biomedical would be issued based on the description provided on page 38 and reflect the adjusted amount in the pro forma presentation for each scenario to the extent that any of those conditions are present as of the most recent balance sheet date. If none of the factors that would reduce the number of shares issuable to Ocean Biomedical are present, disclose this conclusion for those specific scenarios. Address this comment throughout the document where the pro forma number of shares to be held is included along with appropriate footnote disclosure for the number of shares reflected. Refer to Article 11-02(a)(11)(ii)(A) of Regulation S-X for guidance.

Response: The Company acknowledges the Staff’s comment and has made the requested changes on page 41. The Staff should also note that Footnote (6) was changed to Footnote (3), which was expanded to address the adjusted number or shares and other conditions, as follows:

(3) Reflects the recapitalization of Ocean Biomedical through the issuance of 23,874,945 shares ($238,749,455 divided by $10.00) of New Ocean Biomedical common stock at par value of $0.0001 and the conversion of Class B common stock to Class A common stock. Because closing adjustments to the merger consideration required by the terms of the Business Combination Agreement are expected to be immaterial, they have not been included in the pro forma calculations. Below is the computation of the merger consideration calculation as if the closing had occurred on September 30, 2022. This takes into account all closing adjustments to the merger consideration calculations, including net working capital adjustments, closing net debt adjustment and transaction expenses in excess of $6,000,000. The adjustments were calculated based on September 30, 2022 balance sheet. The calculation is the same for Scenarios 1-7.

Merger Consideration	$240,000,000
Less Agreed Upon Ocean Warrant Valuation for Closing (a)	1,250,545
Adjusted Merger Consideration	$238,749,455

Net Working Capital Adjustment Minus (b)	$(9,336)
Closing Net Debt Adjustment (c)	-
Transaction expenses in excess of $6 million (d)	-
Potential Adjusted Merger Consideration	$238,740,119

(a) The parties have agreed to value the Ocean Warrant at Closing at a value of $1,250,455.

(b) Minus the amount, if any, by which the Target Net Working Capital ($0.00) Amount exceeds the Net Working Capital by more that $500,000 (“Net Working Capital Threshold”)

Current Assets	$1,134
Current Liabilities	10,970
Net Working Capital at September 30, 2022	(9,836)
Less Net Working Capital Threshold	500
Net Working Capital Adjustment	$(9,336)

(c) The amount, if any, by which the Company Net Debt exceeds $1,000,000 (“Net Debt Threshold”)

All indebtedness of Target Company	$789
Company Closing Cash	116
Net Debt at September 30, 2022	673
Company Net Debt Threshold	1,000
Excess of Company Net Debt over Threshold	$-

(d) The amount, if any by which the Company Transaction Expenses exceed $6,000,000 (“Company Transaction Expense Threshold”)

Transaction Expenses at September 30, 2022	$1,200,000
Company Transaction Expense Threshold	6,000,000
Excess of Transaction Expenses over Threshold	$-

December 13, 2022

10.	For footnote (8), we note that you have concluded that the contingencies have been met for the contingent liabilities of $12.4 million to be recognized and paid in connection with the business combination for scenarios 1-5. Please expand your disclosures to explain how scenarios 3 and 4 met the contingencies with reference to the table provided at the bottom of page 33.

Response: The Company acknowledges the Staff’s comment and has made the requested changes on page 33. The Staff should also note that Footnote (8) was changed to Footnote (5). Based on the changes to the pro forma and the chart at the bottom of page 33. The $12.0 million of contingent payments have been removed from Scenarios 3 and 4 as the requirements would not be met.

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations, page 42

11.	For footnote (cc), we note that you have included an adjustment to recognize the $12.4 million expense for the contingent liabilities referenced in footnote (8) to the pro forma balance sheet for both scenarios presented. Please provide expanded disclosure to explain the maximum redemption scenario in which the full amount of the contingency would still be met resulting in recognition of $12.4 million in expenses. In addition, provide disclosure for those situations in which the contingencies would not be met and the expense would not be recognized until a future financing of at least $50 million. Finally, appropriately characterize the $12 million as contingent compensation and vendor payments, as only the $0.4 million portion of the expense represents contingent license fees.

Response: The Company acknowledges the Staff’s comment and has made changes on page 42. The disclosure was expanded to confirm there is no situation where the contingent payment would be paid under the maximum redemption scenario. The Company provided an additional description as requested of the $12 million contingent payment, as follows:

(cc) Represents the amount that is a contingent payable based upon New Ocean Biomedical’s first cumulative capital raise of at least $50 million in the amount of $12.0 million of contingent compensation and bonuses and vendor payments and $0.4 million in contingent license fees for a total of $12.4 Million. Under the maximum redemption scenario, the conditions for a $50 million cumulative capital raise would not be met and the contingent payments would not be payable.

Assumptions Underlying Unaudited Ocean Biomedical Prospective Financial Information, page 143

12.	We note your statement that not all of the programs have to obtain FDA approval or be introduced to the market for Ocean Biomedical to be profitable. Please revise your disclosure to explain that while Ocean Biomedical may still obtain profitability some day, the more programs that are delayed, fail to obtain FDA approval, are not introduced to the market or are subject to delays, the less reliable the projected financial statements will be and the longer it will take Ocean Biomedical to obtain profitability, if it does at all.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 141-142.

13.	We note your response to comment 22. Please amend your filing to include the projections prepared by Ocean Biomedical and provided to the Mentor Group.

Response: As discussed with the Staff, the projections prepared by Ocean Biomedical were not shared with AHAC’s Board of Directors except in summary form, prepared by The Mentor Group, which represented a simple aggregation and summarization of base case and downside case revenue, EBITDA, after tax operating profit (Net Income), free cash flow and adjusted free cash flow estimates included in Ocean Biomedical’s projections for each of its product candidates. We have added additional language to this effect on page 146. In addition, as requested by the Staff, we have added disclosures on page 148 to more specifically explain the steps taken by Ocean Biomedical in preparing its projection of adjusted free cash flow, including clarification that, in preparing those projections, Ocean Biomedical applied the probability adjustment at the free cash flow level to arrive at adjusted free cash flow. Adjusted free cash flow takes into account the risk that some of its product candidates do not receive FDA approval, as well as some of its product candidates encounter technical, competitive and other impediments in getting to market.

Guideline Transaction Method, page 147

14.	We note your response to comment 25 and revised disclosure on page 147 indicating that most of the selected companies had little to no revenues. However, our comment was intended to focus on the target companies in the transaction analysis, which included target companies with revenues ranging from $32.5 million to $397 million. Therefore, our comment is reissued. Please clarify that Mentor did not consider comparable companies in its transaction analysis.

Response: The Company acknowledges the Staff’s comment and has made changes on page 147.

*   *   *   *   *

Given the Company’s time constraints to complete of the Business Combination, we would be very appreciative of the Staff’s expeditious review of the Company’s responses and updates to the Amended Proxy Statement. Please contact me with any questions or follow up requests. I can be reached at (202)-689-2987 or Andy.Tucker@nelsonmullins.com. Thank you very much for your assistance.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker